UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Carter’s, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-31829	13-3912933
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

Phipps Tower
3438 Peachtree Road, N.E., Suite 1800, Atlanta, Georgia	30326
(Address of principal executive offices)	(Zip code)

Michael C. Wu
Senior Vice President, General Counsel and Secretary	678-399-4515

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, the Conflicts Mineral Report for the calendar year ended December 31, 2015 filed herewith as Exhibit 1.01 is at Carter’s Inc.’s (the “Company”) website: http://www.carters.com, in the Social Responsibility section of the website.

Certain of the Company’s operations contract to manufacture products in which tin, tantalum, tungsten, and/or gold (“Conflict Minerals”) may be necessary to the functionality or production of those products. The Company, as a retailer, does not manufacture any of the products that it sells through its operations.

After exercising reasonable due diligence as required by Rule 13p-1 and Form SD, the Company is unable to determine with certainty whether or not any of the Conflict Minerals necessary to the functionality or production of Covered Products (as defined in the Conflict Minerals Report) are “DRC conflict free” as defined in paragraph (d)(4) of the instructions to Item 1.01. As part of our review, we were unable to determine whether any of the Conflict Minerals identified came from recycled or scrap sources.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibits filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Carter’s, Inc.		May 31, 2016
(Date)

By:	/s/ Michael C. Wu
Michael C. Wu
Senior Vice President, General Counsel and Secretary
Name and Title (printed)